Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 26, 2023

Relating to Preliminary Prospectus dated June 14, 2023

Registration Statement No. 333-272253

GEN Restaurant Group, Inc.

GEN Restaurant Group, Inc. (the “Company”) has filed a registration statement on Form S-1 (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Roth Capital Partners, LLC, Attention: Prospectus Department, 888 San Clemente, Newport Beach, California 92660, or by telephone toll-free at 1-800-678-9147.

The following information supplements and updates the information contained in the preliminary prospectus dated June 14, 2023 (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-272253) of the Company. This communication should be read together with the Preliminary Prospectus. A copy of the Preliminary Prospectus included in Amendment No. 1 to the Registration Statement can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1891856/000119312523166568/d234580ds1a.htm

Defined terms used herein and not otherwise defined shall have the meanings set forth in the Preliminary Prospectus.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

As of March 31, 2023, we had a net tangible book value (deficit) of approximately $(5.3) million, or $(0.17) per share. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities divided by a total of 31,141,566 shares of common stock.

Our pro forma net tangible book value as of March 31, 2023 was approximately $18.4 million, or $0.59 per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming that all of the Class B unitholders exchanged their Class B units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

(amounts in thousands)
Net tangible book value as of March 31, 2023	$(5,289)
Pro forma adjustments in reorganization	(5,975)

Pro forma net tangible book value as of March 31, 2023	(11,264)
Proceeds from offering net of underwriting discounts	30,690
Offering expenses	(1,000)

Pro forma net tangible book value after this offering	$18,426

Using a total of 31,141,566 shares of common stock outstanding to calculate each pro forma net tangible book value, after giving effect to (i) the Reorganization, (ii) the issuance and sale by us of 3,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming the exchange of all 28,141,566 Class B units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our net tangible book value, our pro forma net tangible book value as of March 31, 2023 would have been $18.4 million, or $0.59 per share. This represents an immediate increase in pro forma net tangible book value of $0.95 per share to existing equity holders and an immediate dilution in net tangible book value of $10.41 per share to new investors.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$11.00
Net tangible book value (deficit) per share as of March 31, 2023	$(0.17)
Decrease per share attributable to pro forma adjustments in reorganization	$(0.19)
Pro forma net tangible book value (deficit) per share as of March 31, 2023	$(0.36)
Increase in pro forma net tangible book value per share attributable to new investors	$0.95

Pro forma net tangible book value per share after the offering		$0.59

Dilution in pro forma net tangible book value per share to new investors		$10.41

The information in the preceding table is based on an assumed offering price of $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $3.0 million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $0.09 per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $0.30 per share and increase or decrease, as applicable, the dilution to new investors in this offering by $0.89 per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters purchase additional shares of common stock from us pursuant to the Representative’s Warrants, the pro forma net tangible book value after the offering would be $0.59 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.14 per share and the dilution in pro forma net tangible book value to new investors would be $0.73 per share, in each case assuming an initial public offering price of $11.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, on the same pro forma basis as of March 31, 2023, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming that all of the Class B unitholders exchanged their Class B units for shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

	Shares purchased(1)(3)		Total consideration(2)		Average price per share
	Number	%	Number	%
Existing stockholders	28,141,566	90.4%	0	0%	$ 0.00
New investors	3,000,000	9.6%	33,000,000	100%	11.00

Total	31,141,566	100%	33,000,000	100%	$1.06

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately 89.1% and our new investors would own approximately 10.9% of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $38.0 million.
(3)	The number of shares of Class A common stock does not reflect shares of Class A common stock issuable upon exercise of the Representative’s Warrants.

The above table does not include:

•	450,000 shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	240,000 shares of Class A common stock issuable upon the exercise of the Representative’s Warrants;

•	4,000,000 shares of Class A common stock issuable under the 2023 Plan (under which no equity awards have been granted as of March 31, 2023), including:

•

Up to 845,000 shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2023 Plan immediately after the closing of this offering; and

•	3,155,000 additional shares of Class A common stock to be reserved for future issuance of awards under the 2023 Plan; and

•

28,141,566 shares of Class A common stock reserved for issuance upon exchange of the Class B units of GEN LLC (and corresponding shares of Class B common stock) that will be outstanding immediately after this offering.